1Q23 Investor Presentation

April 18, 2023


UNITED COMMUNITY BANK

UNITED
United
COMMUNITY BANKS, INC.®

Disclosures

CAUTIONARY STATEMENT

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected returns and other benefits of the merger (the “merger”) with First Miami Bancorp, Inc. (“FMIA”), expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United’s capital ratios. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (4) reputational risk and the reaction of the companies’ customers, suppliers, employees or other business partners to the merger, (5) the risks relating to the integration of FMIA’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to mergers, (7) the risks associated with United’s pursuit of future acquisitions, (8) the risk of expansion into new geographic or product markets, (9) the dilution caused by United’s issuance of additional shares of its common stock in mergers, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: “Earnings per share – operating,” “Diluted earnings per share – operating,” “Tangible book value per share,” “Return on common equity – operating,” “Return on tangible common equity – operating,” “Return on assets – operating,” “Return on assets – pre-tax pre-provision, excluding merger-related and other charges,” “Efficiency ratio – operating,” “Expenses – operating,” and “Tangible common equity to tangible assets.”

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United’s underlying performance trends. Further, management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the ‘Non-GAAP Reconciliation Tables’ included in the exhibits to this Presentation.

United Community Banks, Inc.

Committed to Service Since 1950



NASHVILLE
KNOXVILLE
GREENSBORO
TN
NC
CHARLOTTE
GREENVILLE
SC
COLUMBIA
ATLANTA
GA
BIRMINGHAM
AL
MONTGOMERY
TALLAHASSEE
JACKSONVILLE
ORLANDO
TAMPA
MIAMI
UCBI Banking Offices
Regional Full Service Branch Network
National Navitas and SBA Markets

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 198 branches, 9 LPOs, and 5 MLOs across six Southeast states
- ✓ Top 10 market share in GA and SC
- ✓ Proven ability to integrate – 13 acquisitions completed over the past 10 years

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment finance provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$25.9
BILLION IN TOTAL ASSETS

$4.4
BILLION IN AUA

12.6%
TIER 1 RBC

$0.23
QUARTERLY DIVIDEND – UP 10% YOY

207
BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
in 2022 with Retail Banking in the Southeast – J.D. Power

$17.1
BILLION IN TOTAL LOANS

$22.0
BILLION IN TOTAL DEPOSITS

100 BEST BANKS IN AMERICA
in 2022 for the ninth consecutive year – Forbes

#2 Highest Net Promoter Score
among all banks nationwide in 2021 – J.D. Power

TOP 10 WORLD'S BEST BANKS
and #3 in the United States – Forbes

BEST BANKS TO WORK FOR
in 2022 for the sixth consecutive year – American Banker

1Q23 Highlights

$0.52
Diluted earnings per share – GAAP

$0.58
Diluted earnings per share – operating[(1)]

0.95%
Return on average assets – GAAP

1.06%
Return on average assets – operating[(1)]

1.71%
PTPP return on average assets – operating[(1)]

1.10%
Cost of deposits

34%
DDA / Total Deposits

7.34%
Return on common equity – GAAP

11.63%
Return on tangible common equity – operating[(1)]

8.2%
Annualized 1Q EOP core loan growth

57.2%
Efficiency ratio – GAAP

53.7%
Efficiency ratio – operating[(1)]

10.0%
Annualized 1Q EOP core deposit growth

Other 1Q notable items:
$1.6mm securities losses
$10.4mm Progress-related double dip provision



Diluted Earnings Per Share
$0.43
$0.50
$0.74
$0.75
$0.52
$0.58
1Q22
4Q22
1Q23
GAAP
Operating (1)



Return on Average Assets
0.78%
0.89%
1.33%
1.35%
0.95%
1.06%
1Q22
4Q22
1Q23
GAAP
Operating (1)



Book Value Per Share
$24.38
$17.08
$24.38
$17.13
$25.76
$17.59
1Q22
4Q22
1Q23
GAAP
Tangible (1)



PTPP Return on Average Assets
1.37%
1.52%
2.07%
2.09%
1.58%
1.71%
1Q22
4Q22
1Q23
PTPP
Operating PTPP (1)

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

Long-Term Financial Performance & Shareholder Return



ROA(1)(2)
1.06%
1.09%
1.40%
1.51%
1.07%
1.42%
1.19%
1.06%
1.00%
0.62%
1.35%
1.46%
1.04%
1.37%
1.13%
0.95%
2016
2017
2018
2019
2020
2021
2022
1Q23
UCBI - GAAP
UCBI - Operating
KRX Peer Median



ROTCE(1)(2)
11.86%
12.02%
15.69%
15.81%
12.24%
17.33%
14.04%
11.63%
9.41%
5.67%
11.60%
11.89%
9.25%
13.14%
9.54%
7.34%
2016
2017
2018
2019
2020
2021
2022
1Q23
UCBI - GAAP ROE
UCBI - Operating
KRX Peer Median

Performance for the period ended April 14, 2023	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	-11%	-20%
3-YEAR	51%	37%
5-YEAR	-4%	-10%
10-YEAR	214%	80%



Total Shareholder Return $
UCBI
Outperformance
$304
$177
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance
(2) UCBI 1Q23 includes the impact of the $10.4 million initial provision to establish the reserve for Progress loans and unfunded commitments, which reduced ROA – Operating by 13 bps and reduced ROTCE – Operating by 135 bps

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Major Southeast MSAs [1]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Raleigh, NC	11	3.67%	7.40%	11.77%	54,911
2) Jacksonville, FL	22	0.43%	6.89%	14.35%	103,192
3) Orlando, FL	14	3.46%	6.35%	10.63%	75,966
4) Nashville, TN	12	6.50%	6.12%	12.44%	92,625
5) Charlotte, NC	14	2.48%	5.80%	14.66%	336,500
6) Tampa, FL	42	0.17%	5.19%	11.68%	92,275
7) Atlanta, GA	9	21.56%	4.68%	14.16%	237,455
8) Richmond, VA	--	--	3.88%	12.78%	142,812
9) Washington DC	--	--	2.72%	11.66%	297,120
10) Virginia Beach, VA	--	--	2.25%	14.75%	35,868
11) Miami, FL	48	1.58%	1.95%	10.76%	352,009

Fastest Growing Mid-Size Southeast MSAs [2]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Myrtle Beach, SC	12	2.09%	9.38%	12.44%	13,698
2) Winter Haven, FL	--	--	9.37%	9.14%	11,738
3) Fort Myers, FL	--	--	8.93%	11.31%	23,119
4) Daphne, AL	24	0.06%	8.00%	8.53%	6,795
5) Sarasota, FL	32	0.27%	7.73%	12.11%	31,735
6) Port St. Lucie, FL	14	0.11%	7.53%	11.74%	13,322
7) Fayetteville, AR	--	--	6.99%	10.18%	17,477
8) Naples, FL	30	0.07%	6.83%	8.60%	22,814
9) Daytona Beach, FL	--	--	6.56%	10.27%	15,311
10) Hilton Head Island, SC	17	0.17%	6.33%	15.75%	7,121
11) Charleston, SC	15	1.23%	6.32%	14.65%	22,732
12) Destin, FL	12	1.04%	6.21%	13.20%	8,749
13) Clarksville, TN	7	1.57%	6.16%	10.22%	5,576
14) Ocala, FL	--	--	6.06%	16.04%	8,024
15) Spartanburg, SC	6	1.36%	6.01%	12.32%	6,180
16) Huntsville, AL	8	2.98%	5.93%	16.50%	11,727
17) Melbourne, FL	17	0.03%	5.29%	11.06%	13,211
18) Gainesville, GA	3	3.18%	5.20%	20.84%	6,040
19) Savannah, GA	8	1.36%	5.16%	9.66%	10,221
20) Wilmington, NC	17	0.24%	5.02%	12.29%	17,215

UCBI MSA Presence

Projected Population Growth[3] (2023-2028)


4.7%
2.1%
United Community Bank
National Avg.

Projected Household Income Growth[3] (2023-2028)


12.7%
13.4%
United Community Bank
National Avg.

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 200,000 and 1,000,000
(3) Market Rank and (%) of Total Deposits pro forma for recently completed acquisition of Progress Financial Corporation

Outstanding Deposit Franchise

1Q23 Total Deposits $22.0 billion



Time
14%
Savings
6%
DDA
34%
MMDA
24%
22%
NOW

Strong Deposit Growth

- ✓ Total deposits were up $790 million in 1Q23, or 14.9% annualized from 4Q22 (excluding Progress)
- ✓ Total customer deposits were up $525 million in 1Q23, or 10.0% annualized from 4Q22 (excluding Progress and brokered deposits)

Deposit Costs Below Peers, But Increased Due to Rates and Mix

- ✓ 23% cumulative deposit beta since 4Q21, as cost of deposits moved to 1.10% from 0.49% in 4Q22
- ✓ DDA% moved to 34% of total deposits from 38% last quarter, as customers moved funds to CDs, which increased to 14% of total deposits from 9% last quarter

1Q23 Customer Deposits by State



Florida
12%
Alabama
6%
Georgia
44%
Tennessee
11%
North Carolina
16%
12%
South Carolina

Cost of Deposits Trend



1Q23 Avg. Fed Funds of 4.52%
1.10%
0.64%
0.31%
0.49%
0.15%
0.13%
0.11%
0.10%
0.08%
0.13%
0.14%
0.09%
0.07%
0.06%
0.06%
0.08%
0.19%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
UCBI
KRX Peer Median
Avg. FedFunds %

Deposit Trends Excluding Progress Acquisition

	3Q22		4Q22		1Q23	
	EOP Balance ($ in millions)	Avg. Customer Balance	EOP Balance ($ in millions)	Avg. Customer Balance	EOP Balance ($ in millions)	Avg. Customer Balance
Business - DDA	$5,310	$60,184	$4,778	$54,028	$4,766	$53,467
Business - All Other	$2,371	$186,344	$2,281	$178,636	$2,719	$195,813
Personal - DDA	$3,912	$12,129	$3,771	$11,629	$3,466	$10,607
Personal - All Other	$6,380	$32,723	$6,437	$33,094	$6,842	$33,524
Public	$2,129	$729,473	$2,440	$848,230	$2,515	$876,117
Brokered & Other	$220	N/A	$169	N/A	$359	N/A
Total	**$20,321**	**$32,704**	**$19,877**	**$31,911**	**$20,667**	**$31,893**

- ✓ Deposits are granular with a $32 thousand average account size and are diverse by industry and geography
- ✓ Business deposits increased 6%, or $426 million from 4Q22
  - The growth came in the interest-bearing line items as DDA accounts were relatively flat
- ✓ Personal deposits increased 1%, or $100 million, from 4Q22
  - The growth was accompanied by a mix change towards interest-bearing deposits and away from DDA accounts

Uninsured Deposits Excluding Progress Acquisition

$ in billions

Deposit Type	Total Deposits $	Insured Deposits $	Collateralized Deposits $	Uninsured & Uncollateralized $	Uninsured & Uncollateralized %
Retail	$10.8	$9.1	-	$1.7	16%
Business	$6.5	$3.1	-	$3.4	52%
Public	$2.5	$0.1	$2.4	$0.0	0%
Sweep	$0.5	$0.5	-	$0.0	0%
Brokered	$0.4	$0.4	-	$0.0	0%
Total	**$20.7**	**$13.2**	**$2.4**	**$5.1**	**24%**

- ✓ We estimate that 76% of our deposits were either insured or collateralized as of March 31, 2023
- ✓ Our uninsured deposits have significant diversity with respect to industry type and geography
- ✓ Our sweep accounts include ICS deposits, which increased approximately $281 million in 1Q23

Well-Diversified Loan Portfolio

$ in billions

1Q23 Total Loans $17.1 billion


Manufactured Housing
2%
Residential Construction
3%
Home Equity
5%
Residential Mortgage
16%
Other Consumer
1%
CRE
21%
11%
Commercial Construction
41%
C&I

Quarter Highlights

- ✓ Excluding Progress, loans increased $345 million, or 8.2% annualized
- ✓ Construction & CRE ratio as a percentage of total RBC = 83% / 205%
- ✓ Top 25 relationships totaled $741 million, or 4.3% of total loans
- ✓ SNCs outstanding of $351 million, or 2.1% of total loans
- ✓ Project lending limit of $32 million
- ✓ Conservative relationship lending limits driven by risk grades


Equipment Financing
$1.4
Commercial & Industrial
$2.4
Owner Occupied CRE
$3.1

Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



85%
66%
64%
68%
70%
73%
77%
78%
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
UCBI
KRX Peer Median

- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $5.9 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings declined to $30 million in 1Q23 from $550 million at year-end due to strong deposit growth

Tangible Common Equity / Tangible Assets %



8.5%
8.1%
7.7%
7.6%
7.7%
7.9%
8.2%
7.1%
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
UCBI
KRX Peer Median

Common Equity Tier 1 RBC %*



12.6%
12.5%
11.9%
12.0%
12.1%
12.3%
12.1%
11.4%
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
UCBI
KRX Peer Median

*1Q23 regulatory capital ratios are preliminary

Capital



Risk-Based Capital Ratios*
CET1
Non-common Tier 1
Tier 2
14.7%
14.3%
14.5%
14.6%
14.8%
13.6%
14.5%
1.5%
0.7%
12.5%
1.9%
0.6%
11.9%
1.9%
0.6%
12.0%
1.9%
0.6%
12.1%
2.0%
0.5%
12.3%
1.9%
0.3%
11.4%
1.9%
0.5%
12.1%
4Q21
1Q22
2Q22
3Q22
4Q22
4Q22 KRX Peer Median
1Q23*



Tangible Book Value Per Share
$17.13
($0.17)
$0.60
($0.06)
($0.24)
$0.30
$0.03
$17.59
4Q22 TBV
Progress Acquisition
Operating Earnings
Merger Charges
Dividends
Change in OCI
Other
1Q23 TBV

- ✓ 1Q23 regulatory capital ratios decreased slightly due to closing the Progress acquisition
- ✓ The leverage ratio decreased 4 bps to 9.65%, as compared to 4Q22
- ✓ Quarterly dividend of $0.23 per share, an increase of 10% YOY
- ✓ There were no share repurchases during 1Q23
- ✓ Net unrealized securities losses in AOCI improved by $37 million to $305 million in 1Q23
  - AFS securities portfolio of $3.3 billion with a 3.5-year duration
- ✓ TCE % of 8.17% increased 29 bps from 4Q22
  - 1Q23 adjusted TCE %, including unrealized securities losses on HTM securities, of 7.09%

*1Q23 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

$ in millions

Net Interest Revenue & Net Interest Margin



$163.8
$209.9
$211.5
2.97%
2.90%
3.76%
3.74%
3.61%
3.53%
1Q22
4Q22
1Q23
Net Interest Revenue
Net Interest Margin(1)
Core Net Interest Margin(2)

- ✓ Net interest revenue increased $1.6 million from 4Q22
- ✓ Net interest margin increased 64 bps compared to 1Q22, but decreased 15 bps from 4Q22, primarily driven by increased deposit costs
- ✓ Core net interest margin of 3.53%, which excluded purchased loan accretion
- ✓ Purchased loan accretion totaled $4.8 million and contributed 8 bps to the margin, up 6 bps from 4Q22
- ✓ Excluding Progress, approximately $5.3 billion or 34% of total loans are floating rate with another $1.9 billion that will adjust beyond one year

1Q23 NIM Compression



3.76%
(0.05%)
(0.16%)
0.06%
3.61%
4Q22 NIM
Mix Change
Higher Deposit Rates
Loan Accretion
1Q23 NIM

Yields & Costs



4.18%
4.33%
4.71%
5.22%
5.68%
2.97%
3.19%
3.57%
3.76%
3.61%
1.55%
1.81%
2.15%
2.44%
2.51%
0.22%
0.26%
0.44%
0.96%
1.89%
1Q22
2Q22
3Q22
4Q22
1Q23
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and purchased loan accretion

Noninterest Income

$ in millions



$39.0
$4.7
$3.2
$5.9
$16.1
$9.1
$33.5
$6.7
$3.8
$6.0
$7.0
$10.0
$31.9
$7.9
$2.2
$5.9
$6.3
$9.6
$33.4
$13.5
$1.5
$5.8
$3.1
$9.5
$30.2
$9.4
$1.9
$5.7
$4.5
$8.7
1Q22
2Q22
3Q22
4Q22
1Q23
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan sale gains
Other

Linked Quarter

✓ Fees were down $3.2 million

- Other income was down $4.1 million due to $3.5 million less in positive equity gains and $1.6 million in 1Q securities losses
- A $1.4 million increase in mortgage fees was driven by $1.3 million in higher gains on mortgage sales
  - MSR write-down of $310,000 in 1Q23
- $1.5 million in 1Q gains on $21.8 million of SBA loans sold compared to $982,000 in gains on $16.9 million loans sold in 4Q22
  - SBA / USDA loan originations seasonally decreased $10.1 million to $36.6 million
- Gain on sale of equipment finance loans was $394,000 on $18.7 million of loan sales compared to $522,000 in gains on $24.3 million of loan sales in 4Q22

Year-over-Year

✓ Fees were down $8.8 million

- Mortgage rate locks of $335 million in 1Q23 compared to $757 million in 1Q22
- Other noninterest income increased $4.7 million due to:
  - $2.1 million less losses on security sales
  - $1.0 million increase in loan fees

Disciplined Expense Management

Efficiency Ratio %



57.4%
56.6%
57.2%
50.86%
53.1%
53.2%
48.4%
48.0%
53.7%
47.7%
47.4%
1Q22
2Q22
3Q22
4Q22
1Q23
GAAP
Operating
KRX Peer Median

Noninterest Expense $



$ in millions
$139.8
$131.2
$119.3
$110.3
$120.8
$113.6
$112.8
$111.0
$117.3
$115.9
1Q22
2Q22
3Q22
4Q22
1Q23
GAAP
Operating

✓ The efficiency ratio increased compared to last quarter due to the 15 bps decrease in our margin and seasonal increase in expenses

✓ Total operating expenses increased by $15.3 million quarter over quarter; notable items include:

- The Progress acquisition, including $1.9 million in higher intangible amortization, contributed the majority of the quarter's expense increase
- In addition, $2.2 million of seasonally higher payroll taxes compared to 4Q22
- FDIC insurance costs were $0.9 million higher due to a 2 bp increase in the deposit insurance assessment rate

Credit Quality

Net Charge-Offs as % of Average Loans



0.17%
0.00%
0.08%
-0.03%
0.03%
0.17%
0.17%
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23

- ✓ 1Q23 net charge-offs of $7.1 million, or 0.17% of average loans, annualized
  - Navitas 1Q23 NCOs of 0.93%, annualized, or $3.4 million
- ✓ Non-performing assets increased $29.1 million during the quarter and were 0.43% of total loans, an increase of 14 bps from both 4Q22 and 1Q22
- ✓ Past Due loans increased $26 million in 1Q23, primarily driven by two senior care loans
- ✓ Special mention loans improved from $247 million in 4Q22 to $239 million in 1Q23
- ✓ Higher risk loans, defined as special mention plus substandard accruing, increased slightly from 4Q22 to 3.0% and were down 0.30% from the 3.3% of loans in 1Q22

Non-Performing Assets & Past Due Loans as a % of Total Loans



0.55%
0.28%
0.29%
0.23%
0.24%
0.29%
0.43%
0.18%
0.06%
0.09%
0.10%
0.14%
0.18%
0.31%
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans



2.6%
2.6%
2.1%
2.0%
2.1%
1.6%
1.6%
1.5%
1.4%
1.2%
1.2%
1.1%
1.3%
1.4%
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
Special Mention (%)
Substandard Accruing(%)

UNITED

Allowance for Credit Losses



Allowance for Credit Losses (ACL) Walk-Forward
($000)
$180,520
$4,186
($7,084)
($240)
$7,390
$2,704
$10,447
$197,923
4Q22 ACL
Loan Growth
NCOs
Specific Reserve
Model / Forecast Changes
Progress Day 1 PCD Credit Allowance
Progress Day 2 Non-PCD Double Dip
1Q23 ACL



Allowance for Credit Losses (ACL)
1.02%
1.05%
1.12%
1.18%
1.16%
$146
$153
$167
$181
$198
1Q22
2Q22
3Q22
4Q22
1Q23
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses %

- ✓ The provision for credit losses was $21.8 million in 1Q23
- ✓ Loan growth accounted for $4.2 million of the provision increase
- ✓ NCOs drove $7.1 million in reserve build for the quarter
- ✓ The Progress Day 2 Non-PCD Double Dip contributed another $10.4 million to the reserve build in 1Q23
- ✓ ACL reserve levels remain strong at 1.16% of loans, up from 1.02% in 1Q22

Note: ACL includes the reserve for unfunded commitments

1Q23 INVESTOR PRESENTATION

Exhibits

United Community Bank

EQUAL HOUSING LENDER

Navitas Performance

$ in millions

Navitas Portfolio



9.12%
9.08%
9.08%
9.01%
8.89%
8.85%
8.80%
8.79%
8.88%
8.99%
$864
$913
$969
$1,017
$1,083
$1,148
$1,211
$1,281
$1,374
$1,447
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Navitas Loans $
Portfolio Yield %

Net Charge-Offs



0.72%
0.83%
0.70%
0.13%
0.21%
0.29%
0.10%
0.31%
0.36%
0.50%
0.93%
2019
2020
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

- ✓ Navitas represents 8% of total loans
- ✓ Navitas 1Q23 NCOs of 0.93%, or $3.4 million
- ✓ Navitas ACL / Loans of 1.81%
- ✓ We expect 2023 NCOs to be within their normal 0.85% - 0.95% range

Mortgage Activity Shift to Purchase & Adj. Rate Loans

$ in millions



Mortgage Locks & Sales
$757
$597
$456
$364
$335
$207
$160
$93
$68
$79
3.6%
3.7%
3.1%
2.7%
2.9%
1Q22
2Q22
3Q22
4Q22
1Q23
Mortgage locks $
Loans sold $
Gain on sale %



Mortgage Locks - Purchase vs. Refinance
66%
73%
71%
62%
87%
34%
27%
29%
38%
13%
1Q22
2Q22
3Q22
4Q22
1Q23
Purchase
Refinance

- ✓ Rate locks were $335 million compared to $364 million in 4Q22
- ✓ 27% of locked loans were variable rate mortgages in 1Q23, down from 60% in 4Q22
- ✓ Sold $79 million loans in 1Q23, up $11 million from $68 million sold in 4Q22
- ✓ Gain on sale % increased in 1Q23 driven by an increase in FHA, VA and USDA loans
- ✓ Purchase / Refi mix shifted from 66% / 34% in 1Q22 to 87% / 13% in 1Q23

Selected Segments – Senior Care

$ in millions



$535
$537
$549
$520
$518
$465
$442
$408
$410
$172
$170
$170
$169
$144
$135
$124
$111
$91
$53
$71
$80
$80
$73
$65
$60
$79
$106
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Substandard $
Special Mention $
Pass $

- ✓ Senior Care lending team are dedicated specialists with significant experience in the space
- ✓ Senior Care portfolio outstanding totaled $410 million as of 1Q23, or 2.4% of total loans
- ✓ As of March 31, $10.5 million of Senior Care loans were nonaccruing
- ✓ As of March 31, $90.7 million of Senior Care loans were special mention and $95.2 million were substandard accruing

Selected Segments – Office

$ in millions



Investment CRE – Office Exposure Outstanding $
$573
$538
$531
$541
$666
$683
$664
$661
$710
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

- ✓ Office portfolio is distributed across our Southeastern primary and secondary markets, with very few loans in central business districts
- ✓ Office portfolio exposure has a small suburban business focus and a large amount of well-located medical office buildings
- ✓ Granular portfolio with an average office loan size of $1.3 million and a median loan size of $477,184 as of 1Q23
- ✓ Office portfolio outstanding totaled $710 million as of 1Q23, or 4.2% of total loans
- ✓ Top 10 Office commitments total $132 million
- ✓ As of March 31, no Office loans were nonaccruing
- ✓ As of March 31, $8.5 million of Office loans were special mention and $322,000 were substandard accruing

Note: Reliant acquisition contributed $138 million of the increase in office loans outstanding from 4Q21 to 1Q22; Progress acquisition contributed $74 million of the increase in office loans outstanding from 4Q22 to 1Q23

Pending Acquisition of First Miami Bancorp, Inc.

Acquisition Highlights

- ✓ $1.0 billion community bank operating in attractive Miami market
- ✓ 70-year-old community bank with deep presence and strong relationships in the Miami MSA
- ✓ Adds greater scale to our wealth management platform by adding approximately $310 million of AUM
- ✓ EPS accretion in 2024 of ~3%, or $0.09
- ✓ Low loan / deposit ratio of 69%; more than $801 million in core deposits
- ✓ Adds bankers with market expertise and business model centered on delivering excellent customer service
- ✓ Commitment to credit quality and overall customer service

Loans[2]



C&I
2.8%
Other
0.4%
C&D
1.2%
1-4 Family
17.5%
Multifamily
4.7%
OO CRE
15.2%
NOO CRE
58.2%
4.71%
Yield

Deposits[2]



Jumbo Time
4.4%
Retail Time
3.2%
Noninterest-Bearing
25.8%
Interest-Bearing
66.7%
1.00%
Cost



Florida
Orlando
Melbourne
Tampa
Sarasota
Stuart
Palm Beach
Fort Lauderdale
Naples
Miami
United Community Banks, Inc. (206)
First Miami Bancorp, Inc. (3)

Pro Forma UCBI Miami MSA Presence
8 Branches
$1.2B deposits[4]
4th largest MSA based on Pro Forma Deposits

(1) Consolidated financial data as of December 31, 2022
(2) Bank-level Call Report data as of December 31, 2022
(3) Nonperforming assets defined as nonaccrual loans and leases and real estate owned
(4) Deposit data as of December 31, 2022
Note: Dollar values in millions. UCBI branch count includes eight loan production offices
Source: S&P Global Market Intelligence, FDIC, Company Documents.

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q22		2Q22		3Q22		4Q22		1Q23	
Expenses										
Expenses - GAAP	$ 119,275		$ 120,790		$ 112,755		$ 117,329		$ 139,805	
Merger-related and other charges	(9,016)		(7,143)		(1,746)		(1,470)		(8,631)	
Expenses - Operating	$ 110,259		$ 113,647		$ 111,009		$ 115,859		$ 131,174	
Diluted Earnings per share										
Diluted earnings per share - GAAP	$ 0.43		$ 0.61		$ 0.74		$ 0.74		$ 0.52	
Merger-related and other charges	0.07		0.05		0.01		0.01		0.06	
Diluted earnings per share - Operating	0.50		0.66		0.75		0.75		0.58	
Book Value per share										
Book Value per share - GAAP	$ 24.38		$ 23.96		$ 23.78		$ 24.38		$ 25.76	
Effect of goodwill and other intangibles	(7.30)		(7.28)		(7.26)		(7.25)		(8.17)	
Tangible book value per share	$ 17.08		$ 16.68		$ 16.52		$ 17.13		$ 17.59	
Return on Tangible Common Equity										
Return on common equity - GAAP	6.80	%	9.31	%	11.02	%	10.86	%	7.34	%
Effect of merger-related and other charges	1.03		0.79		0.19		0.15		0.81	
Return on common equity - Operating	7.83		10.10		11.21		11.01		8.15	
Effect of goodwill and intangibles	3.17		4.10		4.39		4.19		3.48	
Return on tangible common equity - Operating	11.00	%	14.20	%	15.60	%	15.20	%	11.63	%
Return on Assets										
Return on assets - GAAP	0.78	%	1.08	%	1.32	%	1.33	%	0.95	%
Merger-related and other charges	0.11		0.09		0.02		0.02		0.11	
Return on assets - Operating	0.89	%	1.17	%	1.34	%	1.35	%	1.06	%

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q22		2Q22		3Q22		4Q22		1Q23	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	0.78	%	1.08	%	1.32	%	1.33	%	0.95	%
Income tax expense	0.20		0.32		0.37		0.41		0.29	
(Release of) provision for credit losses	0.39		0.09		0.25		0.33		0.34	
Return on assets - pre-tax, pre-provision	1.37		1.49		1.94		2.07		1.58	
Merger-related and other charges	0.15		0.11		0.03		0.02		0.13	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.52	%	1.60	%	1.97	%	2.09	%	1.71	%
Efficiency Ratio										
Efficiency Ratio - GAAP	57.43	%	56.58	%	48.41	%	47.95	%	57.20	%
Merger-related and other charges	(4.34)		(3.35)		(0.75)		(0.60)		(3.53)	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	53.09	%	53.23	%	47.66	%	47.35	%	53.67	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	11.06	%	10.95	%	11.12	%	11.25	%	11.90	%
Effect of goodwill and other intangibles	(2.94)		(2.96)		(3.01)		(2.97)		(3.36)	
Effect of preferred equity	(0.40)		(0.40)		(0.41)		(0.40)		(0.37)	
Tangible common equity to tangible assets ratio	7.72	%	7.59	%	7.70	%	7.88	%	8.17	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Officer
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-sufficient Funds
CSP – Customer Service Profiles	OO RE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-bearing liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year